

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 7, 2017

<u>Via E-mail</u>
Mr. Craig Laurie
Chief Financial Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12 Bermuda

   Re: Brookfield Business Partners L.P.
     Form 20-F for Fiscal Year Ended December 31, 2016
     Filed March 10, 2017
     File No. 1-37775

Dear Mr. Laurie:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ W. John Cash

         W. John Cash
         Branch Chief

         Office of Manufacturing and
         Construction